May 5, 2006

Mail Stop 4561

Mr. Ashish Parikh
Chief Financial Officer
Hersha Hospitality Trust
148 Sheraton Drive, Box A
New Cumberland, PA 17070

Re: Hersha Hospitality Trust
        Form 10-K for the year ended December 31, 2005
        Filed March 22, 2006
        File No. 1-14765

Dear Mr. Parikh:

        We have reviewed your filing and have the following comments. We have
limited our review of your filing to those issues we have addressed in our comments.
Where indicated, we think you should revise your document in response to these
comments in future filings. If you disagree, we will consider your explanation as to why
our comment is inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. In our comments, we ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

General, page 34

1.   We note your presentation on page 35 of room revenue and total revenue for the
        Company's full portfolio, including all wholly owned hotels and those owned
        through a joint venture interest. Since you recognize revenue from your wholly-
        owned properties differently than from your joint venture properties, financial

information related to these properties should be presented separately. Please revise to separately present financial information related to your wholly owned hotels from those owned through a joint venture interest.

Funds from Operations, page 41

2.   Please revise to explain to readers how management uses both "Funds from Consolidated Hotel Operations" and "Funds from Unconsolidated Joint Venture Operations" and why each measure is useful to investors as required by Item 10(e) of Regulation S-K.

3.   Please confirm that "Depreciation and amortization" included in your reconciliation includes only real estate related depreciation. Also, please tell us how you considered the portion of "Depreciation and amortization" allocable to minority unitholders in your calculation of funds from operations applicable to common shares.

Critical Accounting Policies and Estimates, page 42

4.   We note that your disclosure appears to duplicate the description of accounting policies presented in the notes to the financial statements. Please revise your disclosure to address material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting estimates. In that regard, provide disclosure about critical accounting estimates and assumptions where the nature of the estimates or assumptions is material due to the level of subjectivity and judgment or the susceptibility of such matters to change and the impact of the estimates and assumptions on financial condition or operating performance is material. Refer to FR 72, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Consolidated Financial Statements

Consolidated Statements of Operations, page 51

5.   Please advise us why you have not allocated income for 2005 to minority unitholders in the partnership. In addition, please tell us how you calculated the allocation for 2004 and 2003.

Note 1 – Organization and Summary of Significant Accounting Policies, page 56

Revenue Recognition, page 60

6.   Please revise your disclosure to describe your revenue recognition policy pursuant to paragraph 12 of APB 22. In that regard, describe the manner in which you account for room revenue, restaurant revenue, telephone revenue and other revenue. Provide us with your proposed disclosure and clarify how you determined that the policy complied with SAB 101 as amended by SAB 104 if not readily apparent.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief